[DESCRIPTION]  Multiple Class Funds
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                   VAN KAMPEN AMERICAN CAPITAL MUTUAL FUNDS

                             MULTIPLE CLASS FUNDS

SECTION I

DESCRIPTION OF THE ALTERNATE PURCHASE PLANS

Mutual Funds that adopt a multiple class of share structure are required to maintain records that account for each class of shares of the fund. Shares which are subject to contingent deferred sales load (CDSL) versus paying only a front-end sales load (FESL) are charged with a higher distribution fee (12b-1 fee) on a daily basis. Since the 12b-1 fees charged will be higher for CDSL shares and multiple classes of shares exist, separate Net Asset Values (NAV) and dividend/distributions must be calculated for each class of shares.

NAV CALCULATIONS

Income: Income of the Fund (all classes combined) will be allocated to the individual classes based on the relative adjusted net assets of each class or the relative value of adjusted dividend qualifying shares of each class (the net assets at the beginning of the day after reflecting the prior day's capital share transactions) as appropriate, depending on the type of fund.

Expenses: Expenses of the Fund not specific to one or more classes will be allocated to all classes based on the adjusted net assets of each class or the relative value of adjusted dividend qualifying shares of each class. Expenses attributable to a particular class will be charged only to that class. Expenses attributable to a particular class may include the following:


o  Rule 12b-1 fees

o  Transfer agent cost

UNREALIZED APPRECIATION/DEPRECIATION AND REALIZED GAINS/LOSSES

The change in the market value of investments will be allocated each day based on the relative adjusted net assets of each class or the relative value of adjusted dividend qualifying shares of each class as appropriate, depending on the type of fund. Realized gains and losses will be allocated to the classes on the same basis.

DIVIDEND/DISTRIBUTIONS PAID TO SHAREHOLDERS

The amount of dividends and distribution of gains paid to shareholders of each class will be determined by the dividend/distribution calculation methodology described below. The actual amounts paid to each class will be used to calculate the net asset value of each class.




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PRICING WORKSHEET

The Multiple Shares NAV Worksheet (Exhibit III) will be used in the daily net asset value calculation. Utilizing data reviewed by the fund accountant, the computer system generates the above worksheet for the total fund and each respective class.

For non-daily dividend funds, the class allocation is based on the relative adjusted net assets of each class. The allocation is derived by taking prior day's net assets plus the actual dollars booked from prior day capital stock activity for each class compared to the total fund. For daily dividend funds, the class allocation is based on the relative value of adjusted dividend qualifying shares of each class. The allocation is derived by using dividend shares times prior day's NAV compared to the fund total.

This class allocation is used to allocate income, non-class-specific expenses, and realized and unrealized gains and losses. Class specific expenses and dividend/distributions are applied to the appopriate class. This determines the net assets for the current day which is divided by outstanding shares for the NAV per share for each class.

DIVIDEND/DISTRIBUTIONS CALCULATION METHODOLOGY

The amount available for dividends, or the projected amount available, will be based on the combined undistributed net investment income of the Fund. The per share dividend rates for each class will differ by approximately the expense rate differential, based on average daily NAV, between the classes of shares for the applicable period, i.e. daily, monthly, etc.

The maximum distribution rate per share for net realized gains will be determined by dividing the total fund shares outstanding on the ex-dividend date into the undistributed net realized gains of the fund (all classes combined) for the applicable period.

SECTION II

SPECIFIED CONTROL OBJECTIVES

The following are the specific control objectives of the system of internal accounting control relating to the allocation of income and expenses and the calculation of net asset values and dividend distribution amounts for the multiple classes of shares contemplated above:

1. That the expenses attributable to a particular class are properly recorded for that class.

2. That income, other operating expenses, and realized and unrealized gains and losses are allocated properly to each class as described in Section I.

3. That capital share transactions, including dividends and distributions, are properly allocated as described in Section I.

4.   That net asset value is properly calculated as described in Section I.






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SECTION III

POLICIES AND PROCEDURES TO ACHIEVE SPECIFIC CONTROL OBJECTIVES

The following procedures are designed to account for the various classes of shares in each fund. From time to time, policies and procedures may be revised to improve or enhance operations and maintain adherence to specified control objectives.

1. On a daily basis, the fund accountant completes the "Daily Net Asset Reconciliation and NAV Proof" (proof sheet) on Exhibit II.
2. Using the proof sheet, the fund accountant reviews the allocation of daily income and expenses and realized and unrealized gains and losses of each class.
3. The fund accountant verifies the shares outstanding on the proof sheet to the amounts supplied by the Transfer Agent.
4. On a daily basis, the fund supervisor reviews the allocations and the net asset value calculation. On a test basis, the supervisor verifies the amounts entered by the fund accountant on the proof sheet by agreeing the amounts entered to source documents and reviewing for reasonableness. The supervisor initials the worksheet to evidence this review.
5. On a monthly basis, the fund supervisor reviews the monthly financial statement including the calculations of all income and expense items.
6. For periodic distributions (monthly, quarterly or annually, as applicable), the calculation is performed by the fund accountant according to the methodology described in Section I. The calculation is verified by a supervisor by agreeing the amounts to the source documents. This review is documented by the supervisor's initials on the calculation.

SECTION IV

FINANCIAL STATEMENT DISCLOSURE FOR FUNDS WITH MULTIPLE CLASSES OF SHARES

Portfolio of Investments

o   Will be shown in accordance with standard reporting practices.

Statement of Assets and Liabilities

o   Assets and liabilities will be disclosed on a combined basis.
o Net asset value and offering price per share data will be presented for each class.
o The composition of net assets (Summary of Shareholders Equity) will be presented on a combined basis, but will include a description of each class (par, outstanding shares, etc.).

Statement of Operations

o   A standard reporting format will be used.


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Statement of Changes in Net Assets

o A standard reporting format will be used with separate disclosure of dividends and capital gain distributions to shareholders and dollar value of capital share transactions for each class.

Financial Highlights

o A standard reporting format will be used and the per share data and ratios will be shown for each class (portfolio turnover which will be shown in total).

Notes to Financial Statements

The notes to the financial statements will include the following additional disclosures in the footnotes:

o Description of each class of shares and the related class-specific expenses.
o   Information on the 12b-1 fee arrangements for each class.
o Capital shares transactions for each class for the most recent period and the prior year.




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